Exhibit 10.5

API Technologies Corp.

January 9, 2011

Ken Fiske

Dear Ken:

As you are aware, API Technologies Corp. (“API” or the “Company”) and SenDEC Corporation (“SenDEC”), along with certain other signatories, are entering into an Agreement and Plan of Merger dated January 9, 2011, providing for the acquisition of SenDEC by a wholly owned subsidiary of API (the “Acquisition”). Subject to the closing of the Acquisition, we are pleased to offer you a position with SenDEC as its Chief Executive Officer, starting on the closing date of the Acquisition. In your position, you will report to Brian Kahn, Chairman of API. Your services hereunder will initially be performed at SenDEC’s principal place of business located in Fairport, NY, except for reasonable travel required in connection with the performance of your duties for SenDEC.

1. Salary and Benefits. If you decide to join us, you will initially receive a base salary at the annualized rate of $310,959 (the “Base Salary”), which will be subject to standard payroll deductions and withholdings and paid in accordance with API’s and SenDEC’s normal payroll procedures, and, will be modified over time as described on Schedule 1 hereto. Prior to July 31, 2013 your salary (as modified over time as described in Schedule 1 shall not be reduced without your consent.

As an employee, you are also eligible to receive benefits available to full-time regular employees of SenDEC. These benefits currently include a 401(k) plan, medical, dental, vision, disability, life insurance and long term care insurance (for you and your spouse) as specified on Exhibit A. You will also be entitled to receive additional paid time off in accordance with SenDEC’s policies as indicated on Schedule 1. You should note that that Company and SenDEC may modify salaries and benefits from time to time as it deems necessary.

You shall be entitled to paid time off in accordance with SenDEC’s existing PTO policy and will receive credit towards this policy for your previous employment at SenDEC.

2. Stock Option Grant. In addition, if you decide to join us, it will be recommended at the first meeting of API’s Board of Directors following your start date that you be granted a non-qualified stock option to purchase a number of shares of API Common Stock to be determined (representing a portion of the Acquisition option commitment) at a price per share equal to the fair market value per share of the Common Stock on the date of grant, as determined by the Company’s Board of Directors (the “Option”). The Shares subject to the Option shall be fully vested as of the grant date. The Option shall be subject to the terms and conditions of the Amended and Restated API 2006 Equity Incentive Plan and a Stock Option Agreement thereunder.

3. Bonus Program. You will also be eligible to participate in the API management bonus program as more fully described in that certain API Management Bonus Plan, attached hereto (the “Bonus Plan”). Bonus payments will be made in accordance with the Bonus Plan. You will be eligible to receive payments under the Bonus Plan if you remain employed through the payment date or if your employment is terminated by SenDEC without Cause or by you for Good Reason, in accordance with Section 5(c) or if you die or become disabled in accordance with Section 5(b). In all cases, your rights under the Bonus Plan will be governed by the Bonus Plan and your participation agreement thereunder.

4. At-Will Employment. We are excited about your joining us and look forward to a beneficial and fruitful relationship. Nevertheless, you should be aware that your employment with SenDEC is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, SenDEC is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. We do, however, recognize that for you to achieve the full benefit of the Bonus Plan, you would normally need to remain an employee of SenDEC for at least three years following the closing of the Acquisition. There are, however, certain circumstances pursuant to which the bonuses otherwise payable under the Bonus Plan will be paid if you separate from service prior to the end of such three-year period. Consequently, the provisions set forth in Section 5 on Termination will apply.

5. Termination.

(a) For Cause by SenDEC or by you without Good Reason. For purposes of this Agreement, “Cause” shall mean, in each case, as reasonably determined by the SenDEC Board of Directors: (i) your conviction of, or entry of a pleading of guilty or no contest with respect to a felony or crime involving fraud; (ii) your willful and continued breach of this Agreement, including willful and continued failure to perform employment duties, after the Company’s Board of Directors delivers a written demand for substantial performance and you neglect to cure such breach to the reasonable satisfaction of the Board within thirty (30) days of such written demand (absent cure by you, the date of such termination for Cause under this subparagraph (ii) shall be the thirtieth day after receipt of such written demand); (iii) your material, knowing and intentional failure to comply with applicable laws with respect to the execution of SenDEC’s business operations, (iv) your unauthorized use or disclosure of any proprietary information or trade secrets of the Company or SenDEC, or (v) your theft, fraud, embezzlement, dishonesty or similar conduct which has resulted or is likely to result in material damage to the Company or SenDEC or any of their customers, members, Affiliates or subsidiaries. For purposes of this Agreement, the term “Affiliate” or “Affiliates” with respect to a particular entity shall mean any entity or person other than such particular entity, which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the entity. The term “control”, including the terms “controlling”, “controlled by” and “under common control with”, means the possession, direct or indirect, of the power to direct or cause the direction of management and policies of such person or entity, whether through the ownership of voting securities, by contract or otherwise.

(i) If you are terminated by SenDEC for Cause pursuant to this Section 5(a) or resign from your position for any reason other than “Good Reason” (as defined below), you shall be entitled to receive, within thirty (30) days of the date of your termination, your Base Salary, employee benefits entitlements, unused vacation days and expense reimbursement entitlements, in each case, accrued through the date of your separation from service, and you shall have no further rights to any other compensation (including any Base Salary or bonus under the Bonus Plan). All other employee benefits, if any, due you following your termination of employment for Cause pursuant to this Section 5(a) shall be determined in accordance with the plans, policies and practices of SenDEC; provided, however, that you shall not participate in any severance plan, policy or program of the Company or SenDEC.

(b) Disability or Death. Your employment hereunder shall terminate immediately upon your death or if you become physically or mentally incapacitated and thus unable for a period of one hundred twenty (120) consecutive days or one hundred fifty (150) days during any consecutive six (6) month period to perform your duties with substantially the same level of quality as immediately prior to such incapacity (such incapacity is hereinafter referred to as “Disability”). Upon termination of your employment hereunder for either Disability or death (i) you or your estate (as the case may be) shall be entitled to receive, within thirty (30) days of the date of your termination, your Base Salary, employee benefits entitlements, unused vacation days, and expense reimbursement entitlements, in each case, accrued through the date of your termination, and (ii) you or your estate (as the case may be) shall be entitled to receive that portion of the bonus payable in accordance with the Bonus Plan that you would have been entitled to receive if you were still employed by SenDEC at the time the bonus becomes payable, if ever. If your employment is terminated as a result of your Disability as described in this Section 5(b), the Company shall (i) continue to provide you with the same long term care, life insurance and disability benefits provided to you immediately prior to termination, if any, as specified on Exhibit A, from the date of such termination until the first anniversary of the termination date, (ii) continue to provide you with the same medical benefits provided to you immediately prior to such termination from the date of such termination until the first anniversary of the termination date, provided that the Company may partially fulfill this obligation to the extent allowed by applicable law, by paying your premiums under COBRA, and you shall timely elect COBRA coverage if requested by the Company. Except as herein provided, you or your estate (as the case may be) shall have no further rights to any other compensation (including any Base Salary). All other employee benefits, if any, due to you following your termination for Disability or death shall be determined in accordance with the plans, policies and practices of SenDEC; provided, however, that you (or your estate, as the case may be) shall not participate in any severance plan, policy or program of the Company or SenDEC.

(c) Without Cause by SenDEC or by You for Good Reason. Your employment hereunder may be terminated by SenDEC without Cause (other than by reason of your death or Disability) or by you for Good Reason following the delivery of a Notice of Termination to the other party, provided that a termination by you with Good Reason shall be effective only if you deliver such notice to SenDEC within ninety (90) days of the initial existence of the Good Reason condition and within 30 days following the delivery of the Notice of Termination for Good Reason to SenDEC, SenDEC has failed to cure the circumstances giving rise to Good Reason. If your employment is so terminated, then, (i) you shall be entitled to receive, within thirty (30) days of the date of your termination, your Base Salary, employee benefits entitlements, unused vacation days, and expense reimbursement entitlements, in each case, accrued through the date of your termination, and (ii) you shall be entitled to receive that portion of the bonus payable in accordance with the Bonus Plan that you would have been entitled to receive if you were still employed by SenDEC at the time the bonus becomes payable, if ever. If your employment is terminated as described in this Section 5(c), the Company shall (i) continue to provide you with the same long term care, life insurance and disability benefits provided to you immediately prior to termination, if any, as specified on Exhibit A, from the date of such termination until the first anniversary of the termination date, (ii) continue to provide you with the same medical benefits provided to you immediately prior to such termination from the date of such termination until the first anniversary of the termination date, provided that the Company may partially fulfill this obligation to the extent allowed by applicable law, by paying your premiums under COBRA, and you shall timely elect COBRA coverage if requested by the Company (collectively, the benefits described in this sentence shall be referred to as the “Insurance Benefits”). You shall have no further rights to any other compensation (including any additional Base Salary). All other employee benefits, if any, due you following your termination pursuant to this Section 5(c) shall be determined in accordance with the plans, policies and practices of SenDEC. Notwithstanding any other provision hereof, you acknowledge and agree that any and all payments and benefits to which you are entitled under this Section 5(c) are conditional upon, and subject to, your execution non-revocation of a general release and waiver of claims in the form attached hereto as Exhibit B and provided further that such release becomes effective and irrevocable within sixty (60) days following your termination (“Release Deadline”). If such release does not become effective and irrevocable by the Release Deadline you will forfeit any right to payments and benefits under this Section 5(c), including any payments under the Bonus Plan and the Insurance Benefits.

For purposes of this Agreement, “Good Reason” means, without your written consent: (i) any material breach of this Agreement by the Company or SenDEC, as applicable, including but not limited to its failure to comply with the provisions of Sections 1, 2 or 3 of this Agreement; (ii) a material diminution in your Base Salary, bonus eligibility or benefits eligibility other than a diminution that is proportionate among employees of your level; (iii) any relocation of SenDEC’s principal place of business in Fairport, NY, to a location more than 60 miles away; (iv) a Change of Control (as defined below) of SenDEC or API, if the Company’s obligations under the Bonus Plan are not assumed by the acquiring corporation; or (v) voluntary retirement at any time on or after January 1, 2012. For these purposes, “Change of Control” means a sale, transfer, exchange or other disposition of fifty percent (50%) or more of the stock of SenDEC or API (determined on a fully diluted, as converted basis) or a sale, transfer or other disposition of all or substantially all of SenDEC’s or API’s assets, provided that this definition satisfies the definition of “Change of Control Event” within the meaning of Section 409A, as defined below.

(d) Termination by Executive without Good Reason. You may terminate your employment hereunder without Good Reason following the delivery of a Notice of Termination to SenDEC; such termination to be effective no less than two (2) weeks following such Notice of Termination. Upon your termination pursuant to this Section 5(d), you shall be entitled to receive, within 30 days of the date of termination, your Base Salary, employee benefits entitlements, expense reimbursement entitlements, unused vacation days and expense reimbursement entitlements, in each case, accrued through the date of such termination and payable within 30 days of the date of your termination, and you shall have no further rights to any other compensation (including any Base Salary or bonus under the Bonus Plan). All other employee benefits, if any, due you following termination pursuant to this Section 5(d) shall be determined in accordance with the plans, policies and practices of SenDEC; provided, however, that you shall not participate in any severance plan, policy or program of the Company or SenDEC.

(e) Notice of Termination. Any purported termination of employment by SenDEC or you shall be communicated by a written Notice of Termination to you or SenDEC, as the case may be, delivered in accordance with Section 12(b) hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in the Agreement relied upon, the date of termination, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated. The date of termination of your employment shall be the date so stated in the Notice of Termination, which shall be subject to the provisions for cure set forth in this Section.

(f) Change of Control. In the event of a Change of Control of SenDEC or API, if the Company’s obligations under the Bonus Plan are not assumed by the acquiring corporation, the amount of the bonus payable under the Bonus Program from and after the date of the Change of Control will accelerate, and the Company will pay you the aggregate amount of the bonus you would be entitled to under the Bonus Program from and after the date of the Change of Control, as if you had remained an employee through the third anniversary of the closing, calculating such amount as if 100% of the milestones occurring after the Change of Control had been achieved, and such amount shall be payable within 30 days of the date of termination.

6. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

7. We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by SenDEC or limit the manner in which you may be employed. It is the Company’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with SenDEC, you will not engage in any other employment, occupation, consulting, or other business activity directly related to the provision of printed circuit board assembly services (the “Business”), nor will you engage in any other activities that conflict with your obligations to SenDEC or the Company, provided that during the term of your employment you may engage in (A) management of non-conflicting personal investments, or (B) services on behalf of non-profit institutions, in each case so long as such activities do not interfere or conflict with your obligations hereunder. For purposes hereof, each of the Company and SenDEC agrees that your involvement with SenDEC Products Inc., including, but not limited to, acting as a Board Member and assisting during the transition period to facilitate the separation of the SenDEC products division as a new company, is not competitive with the Business.

8. As a SenDEC employee, you will be expected to abide by Company and SenDEC rules and standards. You will be specifically required to sign an acknowledgment that you have read and that you understand the Company’s rules of conduct, which are included in the Company Handbook.

9. As a condition of your employment, you will also be required to sign and comply with an At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement, which requires, among other provisions, the assignment of patent rights to any invention made during your employment at SenDEC, and non-disclosure of proprietary information. In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree to an arbitration in which (i) you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration, (ii) we agree that all disputes between you and the Company shall be fully and finally resolved by binding arbitration, and (iii) all disputes shall be resolved by a neutral arbitrator who shall issue a written opinion.

10. Covenant Not to Compete and Non-Solicitation

(a) Covenant Not to Compete. I agree that during the course of my employment and until the later to occur of (i) four years from the date of the consummation of the Acquisition and (ii) one (1) year immediately following the termination of my relationship with SenDEC (the “Restricted Period”) whether I resign voluntarily or am terminated by SenDEC involuntarily, I will not, without the prior written consent of the Company, whether paid or not: (i) serve as a partner, principal, licensor, licensee, employee, consultant, officer, director, manager, agent, Affiliate, representative, advisor, promoter, associate, investor, or otherwise for, (ii) directly or indirectly, own, purchase, organize or take preparatory steps for the organization of, or (iii) build, design, finance, acquire, lease, operate, manage, control, invest in, work or consult for or otherwise join, participate in or affiliate myself with, any business whose business, products or operations are in any respect competitive with the Business; provided, however, nothing in this Agreement will prevent me from owning a passive interest of not more than two (2%) of any entity that may be competitive with the Business. The foregoing covenant shall cover my activities in every part of the Territory. “Territory” shall mean (i) all counties in the State of New York; (ii) all other states of the United States of America from which SenDEC or the Company derived revenue or conducted business at any time during the two-year period prior to the date of the termination of my relationship with SenDEC; and (iii) any other countries from which SenDEC or Company derived revenue or conducted business at any time during the two-year period prior to the date of the termination of my relationship with SenDEC. Should I obtain other employment during my employment with SenDEC or the Company or during the Restricted Period, I agree to provide written notification to the Company as to the name and address of my new employer, the position that I expect to hold, and a general description of my duties and responsibilities, at least three (3) business days prior to starting such employment; provided that the foregoing shall not be interpreted to require, and I agree that I will not, provide to the Company or SenDEC any proprietary technical information or customers information belonging to my new employer.

(b) Non-Solicitation.

(i) Non-Solicitation of Customers. I agree that during the Restricted Period whether I resign voluntarily or am terminated by SenDEC involuntarily, I shall not contact, or cause to be contacted, directly or indirectly, or engage in any form of oral, verbal, written, recorded, transcribed, or electronic communication with any Customer for the purposes of conducting business that is competitive or similar to the Business for the purpose of disadvantaging the Company’s or SenDEC’s business in any way. For the purposes of this Agreement, “Customer” shall mean all persons or entities that have used SenDEC’s or the Company’s services at any time during the two-year period preceding the termination of my employment with SenDEC. I further acknowledge and agree that the identity of the Customers is not readily ascertainable or discoverable through public sources, and that SenDEC’s or the Company’s list of Customers was cultivated with great effort and secured through the expenditure of considerable time and money by SenDEC and the Company.

(ii) Non-Solicitation of Employees. I agree that during the Restricted Period, whether I resign voluntarily or am terminated by SenDEC involuntarily, I will not directly or indirectly hire, solicit, or recruit, or attempt to hire, solicit, or recruit, any employee of SenDEC or the Company to leave their employment with SenDEC or the Company, nor will I contact any employee of SenDEC or the Company, or cause an employee of SenDEC or the Company to be contacted, for the purpose of leaving employment with SenDEC or the Company. This shall not prohibit contact of an employee by an employment recruiter or other such third party as part of a general solicitation that is not specifically targeted at employees of SenDEC or the Company on my behalf.

(iii) Non-Solicitation of Others. I agree that during the Restricted Period, whether I resign voluntarily or am terminated by SenDEC involuntarily, I will not solicit, encourage, or induce, or cause to be solicited, encouraged or induced, directly or indirectly, any franchisee, joint venture, supplier, vendor or contractor who conducted business with SenDEC or the Company at any time during the two year period preceding the termination of my employment with SenDEC or the Company, to terminate or adversely modify any business relationship with SenDEC or the Company or not to proceed with, or enter into, any business relationship with SenDEC or the Company, nor shall I otherwise interfere with any business relationship between SenDEC or the Company and any such franchisee, joint venture, supplier, vendor or contractor.

(c) Acknowledgements. I acknowledge that I will derive significant value from SenDEC’s agreement to (i) pay me a salary, (ii) grant me the Option, (iii) make me eligible to receive employment benefits and to participate in the Bonus Plan, and (iv) provide me with the confidential information of the Company and SenDEC to enable me to optimize the performance of my duties to SenDEC. I further acknowledge that my fulfillment of the obligations (i) neither to disclose nor to use the Company’s Confidential Information other than for the Company’s exclusive benefit, and (ii) my obligations not to compete and not to solicit contained in subsections (a) and (b) above, are necessary to protect SenDEC’s and the Company’s Confidential Information and, consequently, to preserve the value and goodwill of SenDEC and the Company. I also acknowledge the time, geographic and scope limitations of my obligations under subsections (a) and (b) above are fair and reasonable in all respects, especially in light of SenDEC’s and the Company’s need to protect their Confidential Information and the international scope and nature of SenDEC’s and the Company’s business, and that my compliance the restrictions on competition and solicitations of customers or others during this period within the Territory as described above do not preclude me from seeking other forms of gainful employment.

(d) Separate Covenants. The covenants contained in subsections (a) and (b) above shall be construed as a series of separate covenants, one for each city, county and state of any geographic area in the Territory. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in subsections (a) and (b) above. If, in any judicial or arbitral proceeding, a court or arbitrator refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this offer letter to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event that the provisions of subsections (a) and (b) above are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, then permitted by such law. In the event that the applicable court or arbitrator does not exercise the power granted to it in the prior sentence, I, SenDEC and the Company agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

11. Section 409A.

(a) Construction. To the extent that any amount or benefit under this Agreement is subject to (and not exempt from) Section 409A of the Internal Revenue Code of 1986, as amended and the regulations and other guidance promulgated thereunder (“Section 409A”), then, with respect to such amount or benefit, this Agreement shall be construed to comply with Section 409A. Amounts payable pursuant to the Bonus Plan, including following a termination pursuant to Section 5(b) or 5(c), are intended to comply with Section 409A as amounts payable on a specified time or fixed schedule in accordance with Treas. Reg. Section 1.409A-3(i)(1)(i). In the event that a termination under Section 5(c) occurs at a time during the year that would allow the Release Deadline to be in taxable year following the taxable year of a scheduled Bonus Plan payment, then such payment shall occur on the Release Deadline.

(b) Separation from Service. A termination of employment shall not be deemed to have occurred with respect to any amount or benefit that is subject to Section 409A unless such termination of employment or services meets the definition of “separation from service” within the meaning of Section 409A. Any references to “termination”, “termination of employment”, “employment termination” or “date of termination” or like references shall be deemed to be references to “separation from service” within the meaning of Section 409A or date of such “separation from service”.

(c) Six Month Wait for Key Employees. Notwithstanding anything to the contrary in this Agreement, if you are a “specified employee” within the meaning of Section 409A at the time of your termination, then the severance and benefits payable to you pursuant to this Agreement (other than due to death), if any, and any other severance payments or separation benefits which may be considered deferred compensation under Section 409A, which are otherwise due to you on or within the six (6) month period following your termination will accrue during such six (6) month period and will become payable in a lump sum payment on the date six (6) months and one (1) day following the date of your termination of employment or the date of death, if earlier. All subsequent deferred compensation severance benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit.

(d) Reimbursements and In-Kind Benefits. To the extent that any taxable reimbursements of expenses or in-kind benefits are provided, they shall be made in accordance with Section 409A, including, but not limited to the following provisions: (i) the amount of any such expense reimbursement or in-kind benefit provided during a service provider’s taxable year shall not affect any expenses eligible for reimbursement in any other taxable year; (ii) the reimbursement of the eligible expense shall be made no later than the last day of the service provider’s taxable year that immediately follows the taxable year in which the expense was incurred; and (ii) the right to any reimbursement shall not be subject to liquidation or exchange for another benefit or payment.

12. Miscellaneous.

(a) Governing Law and Forum Selection. This Agreement shall be governed by and interpreted under the internal laws of the State of New York, without giving effect to the principles of conflict of laws of such State. With respect to any suit, action or other proceeding arising from (or relating to) this Agreement, the Company, SenDEC and Employee hereby irrevocably agree to the exclusive personal jurisdiction and venue of the federal and state courts located within Monroe County, New York.

(b) Notices. Any notice, demand or request required or permitted to be given by either the Company, SenDEC or you, shall be in writing and shall be deemed given when delivered personally or deposited in the U.S. mail, First Class with postage prepaid, and addressed to the parties, in the case of the Company, at 2200 Smithtown Avenue, Ronkonkoma, N.Y., 11779, attn: Chairman of the Board, and, in the case of SenDEC at 72 Perinton Parkway, Fairport, N.Y., 14450, attn: Chief Executive Officer, with a copy to the Company, and in the case of you, at the current address set forth in SenDEC’s employment file maintained for you, or such other address as a party may request by notifying the other in writing.

To indicate your acceptance of the Company’s offer and acknowledgement of the general statement regarding overtime pay required by the State of New York, please sign and date this letter in the space provided below. This letter, along with any agreements relating to confidential information between you and SenDEC, set forth the terms of your employment with SenDEC and supersede any prior representations or agreements relating to your employment, including any employment or compensation agreements between SenDEC and you. This letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by the Company President and you. This letter may be executed in several counterparts each of which will be deemed to be an original but together will constitute one and the same instrument.

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We look forward to your favorable reply and to working with you at SenDEC.

Sincerely,

/s/ Jonathan Pollack
Jonathan Pollack
Vice President

Mandatory General Statement Regarding Overtime Pay in New York State:

Most employees in New York State must be paid overtime wages of 1 1/2 times their regular rate of pay for all hours worked over 40 hours in a workweek. A very limited number of specific categories of employees must be paid overtime at a lower rate or not at all.

I have been notified of my wage rate, overtime rate, and designated pay day on the date given below, and accept the Company’s offer of employment:

Signature:	/s/ Ken Fiske

Name:	Ken Fiske

Date:	January 9, 2011

Enclosures:

Schedule 1 – Salary and Paid Time Off

Bonus Plan

At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement

Exhibit A – Specified Benefits

Exhibit B – Release Agreement

SCHEDULE 1

Year 1:

Salary = $310,959

Paid Time Off = Six (6) weeks

Year 2:

Salary = $248,767 (80%)

Paid Time Off = Eleven (11) weeks

Year 3:

Salary = $186,576 (60%)

Paid Time Off = Sixteen (16) weeks

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